SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*


_______________________________Cytoclonal Pharmaceutics________________
(Name of Issuer)

_____________________________________Common Stock___________________
(Title of Class of Securities)


________________________23282G105_______________________________
(CUSIP Number)

______________________________________4/98______________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this schedule because of
 Rule 13d-1(b)(3) or (4), check the
following box_____.

Check the following box if a fee is being paid with the statement _____.
  (A fee is not required only if the
reporting person: (1) has a previous
 statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.)
 (Sec Rule 13d-7.)

Note:  Six copies of this statement, including
 all exhibits, should be filed with the Commission.  See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be
 filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which
would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1. Name of Reporting Person

_____________________Bruce Meyers______________________
S.S. or I.R.S. Identification No. of Above Person

	___________________###-##-####____________________________


2. Check the Appropriate Box if a Member of a Group
 (See Instructions before filling out)

a.________	b_______



3. SEC USE ONLY

_____________________________________________________

4. Source of Funds (See instructions before filling out).

______________________Personal  Funds________________________

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e).

	_____________________________________________________________________________

6. Citizenship or Place of Organization

___________________________USA_________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
(Questions 7 - 10)

7.  Sole Voting Power

_______________________873,625 shares__________

8. Shared Voting Power

_____________________________________________________




9. Sole Dispositive Power

_________________________873,625 Shares ____________

10. Shared Dispositive Power

_____________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

_______________   873,625 shares_____________________________

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions before filling out)

_____________________________________________________



13. Percent of Class Represented by Amount in Row (11)

_______________________9.844%______________________________

14. Type of Reporting Person (See instructions before filling out)

______________________________________________________